December 9, 2005
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549
ATTN: Jeffrey Riedler, Assistant Director

Re:	Valera Pharmaceuticals, Inc.:
Registration Statement on Form S-1
Amended September 29, 2005
Commission File No. 333-123288
Dear Mr. Riedler:
     On behalf of Valera Pharmaceuticals, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated October 25, 2005 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 4 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.
     Prospectus Summary, page 1
1.	We note that you have classified the proposed trial VP006 as a “pivotal” Phase I trial. Supplementally, explain to us why this trial is pivotal, or delete this term.
     Company Response:
The Company has deleted the term “pivotal” from the “Prospectus Summary” as requested.

2.	As to your disclosure concerning the valrubicin acquisition, please state how much you will pay for the acquisition of the assets you mention. Also, state the average or approximate treatment costs for patients to whom the drug is administered.

Mr. Jeffrey Riedler
December 9, 2005

     Company Response:
The Company has added the requested disclosures to the “Prospectus Summary” in response to the Staff’s comment.

3.	In the “Our Competitive Strengths” subsection on page 3, expand the disclosure under the “Manufacturing Ability” heading to describe your manufacturing and quality problems with Vantas during the second and third quarters of 2005.
     Company Response:
The Company has added the requested disclosures to the section captioned “Manufacturing Ability” in the “Our Competitive Strengths” subsection in response to the Staff’s comment.
     Use of Proceeds, page 24
4.	We note our prior Comment 12, your response and reissue the comment. Please state how much of the proceeds of the offering are expected to be allocated to each of the matters you mention in the bullets. For each of the indications for the drug candidates that you intend to conduct clinical trials for using these proceeds, disclose the state of the FDA approval process you expect to complete using the proceeds.
     Company Response:
The Company will include an allocation of the estimated proceeds for each of the matters mentioned in the bullets once the estimated proceeds are determinable and prior to distributing the prospectus. As previously noted, the requested specific allocation of proceeds to each product candidate is not currently estimable due to the uncertainties of the drug development process given the current development stages of its product candidates.
     Comparison of Six Months Ended June 30, 2004 and 2005, page 35
     Net Product Sales
5.	As the expected decrease in Medicare reimbursement rates for Vantas appears to be a known event or uncertainty, please refer to Financial Reporting Codification Section 501.02 and provide disclosure that quantifies the expected decrease in the average selling price for Vantas and the effect on your future operations, financial position and cash flows.

Mr. Jeffrey Riedler
December 9, 2005

     Company Response:
The Company has added the requested disclosures to “Net Product Sales” in response to the Staff’s comment.

6.	Please expand your disclosure herein to discuss the nature, cause and chronology of each issue that caused the manufacturing disruption of Vantas due to your supply of histrelin. If these issues result in a known event or uncertainty that is reasonably likely to occur or if you cannot make that determination, please provide disclosure as required by Financial Reporting Codification Section 501.02.
     Company Response:
The Company has added additional disclosures to “Net Product Sales” in response to the Staff’s comment. As a supplemental matter, the Company does not believe that a further manufacturing disruption will result in a known event or uncertainty that is reasonably likely to occur.
     Cost of Product Sales
7.	Disclose the nature, cause and chronology of the issues surrounding histrelin that resulted in lots produced that did not meet your quality control specifications.
     Company Response:
The Company has added the requested disclosure to the “Cost of Product Sales” in response to the Staff’s comment.
     VP002, page 45
8.	We note our prior Comment 16, your response and reissue the comment. Please explain in Plain English what clinically relevant means and what percentage is needed to meet this threshold.
     Company Response:
The Company has clarified the disclosure to state that “all patients achieved clinically relevant levels of hormonal suppression, which is less than 4 mlU/ml, for the entire 12-month period” in response to the Staff’s comment.
     Revenue Recognition, page F-11
9.	We acknowledge the response to our comment 18 in your September 29, 2005 response letter. Please disclose in your critical accounting estimate disclosure on page 34 your policy for accepting return including the period for which returns are allowed and the circumstances for allowing them. Please also include the following information in that disclosure:

Mr. Jeffrey Riedler
December 9, 2005

•	Regarding the actual returns and allowances of $923,357 for the six months ended June 30, 2005, provide the portion relating to sales made during 2004 and sales made during the first six months of 2005, separately disclose the amounts from distributors and non-distributors;

•	Actual returns and allowances subsequent to June 30, 2005 and the portion relating to sales made during 2004, sales made during the first six months of 2005 and sales made subsequent to June 30, 2005, separately disclose the amount from distributors and non-distributors;

•	The amount of your change in estimate of your December 31, 2004 accrual of sales returns and allowances recorded in the first six months of 2005.

•	The amount of any changes in estimates of your June 30, 2005 accrual of sales returns and allowances that you anticipate recording in your third quarter ended September 30, 2005;

•	The sales value of Vantas held by distributors as of the date when each of your December 31, 2004 and June 30, 2005 financial statements were issued and separately management’s assessment as to the likelihood of returns of product held by the distributors and non-distributors;

•	For the first two bullets, explain by each category the reasons for the returns;

•	The reason management believed that it was able to reasonably estimate returns of product in the preparation of the 2004 and 2005 financial statements in view of less than one year of sales experience of the product.
     Company Response:
In response to the Staff’s comments, the Company has included additional disclosures to its critical accounting estimate disclosure in footnote 2 to its financial statements and in Management’s Discussion and Analysis. However, since actual returns have approximated accrued amounts, the Company believes that the requested disclosure in the second bullet above is not required. Finally, with regard to the last bullet above, we refer the Staff to the Company’s supplemental response to Comment 18 in its September 29, 2005 response letter and the Company believes its disclosures are adequate.
     Subsequent Events (unaudited)
10.	Disclose the purchase price of the transaction with Anthra Pharmaceuticals, Inc. and describe the assets acquired. Tell us what consideration was given to Article II and Rule 3-05 of Regulation S-X and why you believe financial statements for Anthra Pharmaceuticals and pro forma disclosures are not required for this transaction.

Mr. Jeffrey Riedler
December 9, 2005

     Company Response:
The Company has added the purchase price of $600,000 to the footnote related to the acquisition of certain assets of Anthra Pharmaceuticals, Inc. The product has been dormant since 2002. Taking into account the purchase price and inactivity (and therefore lack of revenues or expenses), the Company concluded that no Rule 3-05 financial statements were required because no significance tests approached 20%.
* * *
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 202.220.1454 or to Dan Liebman at 610.640.7830.
Very truly yours,
/s/ Robert B. Murphy
Robert B. Murphy
cc:
Richard B. Aftanas, Esq.